Longhai Steel Inc.
No. 1 Jingguang Road, Neiqiu County
Xingtai City, Hebei Province, 054000
People’s Republic of China

January 27, 2012

By EDGAR Transmission
Jeffrey Gordon
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Longhai Steel Inc.
Item 4.01 Form 8-K
Filed January 23, 2012
File No. 1-35017

Dear Mr. Gordon:

On behalf of Longhai Steel Inc. (“Longhai” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 26, 2012, providing the Staff’s comments with respect to the above referenced Form 8-K.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

1.

Please amend the Form 8-K to state, if true, that the former accountant’s reports on the financial statements for either the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Your current disclosure only refers to the former accountant’s reports on the financial statements for the fiscal year ended December 31, 2010. See Item 304(a)(1)(ii).

Longhai Response: We have revised the disclosures as follows:

“MaloneBailey’s reports on our financial statements for the fiscal years ended December 31, 2010 and December 31, 2009 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.”

2.

The disclosure should also state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any reportable events or disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. Your current disclosure only refers to the audit of the fiscal year ended December 31, 2010 and the subsequent interim period through January 18, 2012. Please revise to address the existence of reportable events or disagreements during the two most recent fiscal years and the period through January 19, 2012, which appears to be the date of dismissal.

Longhai Response: We have revised the disclosures as follows:

“In connection with the audits of the fiscal years ended December 31, 2010 and December 31, 2009, and the subsequent interim period through January 19, 2012, the Company did not have any disagreements with MaloneBailey on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to MaloneBailey’s satisfaction, would have caused them to make reference to the subject matter of the disagreement(s) in connection with their report as described in Item 304 (a)(1)(iv) of Regulation S-K. There have been no reportable events as provided in Item 304(a)(1)(v) of Regulation S-K during two most recent fiscal years and the subsequent interim period through January 19, 2012.”

3.

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

Longhai Response: We have filed an updated Exhibit 16 with the amended Form 8-K.

The Company hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Sincerely,

Longhai Steel Inc.

By:/s/ Chaojun Wang
Chaojun Wang
Chief Executive Officer